UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities Exchange Act of 1934

                              (Amendment No. 8(1))

                            BKF Capital Group, Inc.
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                                (Name of Issuer)

                   Common Stock, Par Value $1.00 par share
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                         (Title of Class of Securities)

                                  05548G 10 2
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                                 (CUSIP Number)

                             Catalyst Fund, L.P.
                             100 Mill Plain Road
                           Danbury, Connecticut 06811

                                with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                            Commack, New York 11725
                                 (631) 499-6000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 21, 2008
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            (Date of Event which Requires Filing of This Statement)

-------------------------

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 05548G 10 2            SCHEDULE 13D
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1 NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

  Catalyst Fund, L.P. IRS ID No. 35-2240946
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a) [ ]
                                                                 (b) [ ]
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3 SEC USE ONLY


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4 SOURCE OF FUNDS (See Instructions)

Not applicable.
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                                        [ ]

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6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
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NUMBER OF        7    SOLE VOTING POWER

  SHARES              2,589,987
                 --------------------------------------------------------------
BENEFICIALLY      8   SHARED VOTING POWER

  OWNED BY            0
                 --------------------------------------------------------------
    EACH         9    SOLE DISPOSITIVE POWER

  REPORTING           2,589,987
                 --------------------------------------------------------------
   PERSON        10   SHARED DISPOSITIVE POWER

   WITH               0
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,589,987
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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   32.5%
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14 TYPE OF REPORTING PERSON (See Instructions)

   PN
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

CUSIP No. 05548G 10 2            SCHEDULE 13D

Item 1. Security and Issuer.

     Except as expressly restated and amended below, the Schedule 13D and amendments thereto, as filed on behalf of the Fund with respect to the common stock, $1.00 par value per share ("Common Stock") of BKF Capital Group, Inc., a Delaware corporation (the "Issuer"), remains in full force and effect. The Issuer's principal executive office is located at One Rockefeller Plaza, New York, New York 10020. The Issuer has previously reported that as of May 1, 2008, the Issuer had 7,976,216 shares of Common Stock issued and outstanding.


Item 2. Identity and Background.

  (a-c) This Amendment No. 8 to Schedule 13D is filed on behalf of Catalyst Fund, L.P. (the "Fund"), a Delaware limited partnership. The general partner of the Fund is Catalyst Fund GP, LLC, a Delaware limited liability company. The Fund is an unregistered investment fund with a principal place of business located at 100 Mill Plain Road Danbury, Connecticut 06811.

   (d) The Fund has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

   (e) The Fund has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has the Fund been nor is he now subject to a judgment, decree, or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

   (f) The Fund is a Delaware limited partnership.


Item 3. Source and Amount of Funds or Other Consideration.

   Not applicable.


Item 4. Purpose of Transaction.

   On July 21, 2008, Mr. Bronson, on behalf of the Fund, met with three members of the Board of Directors of the Issuer in connection with the Fund's proposals set forth in its July 11, 2008 letter to the Board of Directors of the Issuer. A copy of the Fund's July 11, 2008 letter to the Board of Directors is attached as an Exhibit to its Schedule 13D Amendment No. 7, dated July 11, 2008. Prior to the July 21st meeting the Board of Directors informed the Fund, that the Board of Directors would not cancel the dividend declared by the Board of Directors on June 27, 2008. During the July 21st meeting, the Board of Directors rejected the Fund's proposals to reduce the size of the Board of Directors of the Issuer, remove and replace some or all of the current members of the Board of Directors of the Issuer, remove or replace some or all of the current members of management of the Issuer, and decrease the Issuer's expenditures on the current operations of the Issuer, including the aggregate compensation paid to management of the Issuer. However, at the July 21st meeting the Board of Directors did offer the Fund to appoint Mr. Bronson as one of the five members of the Board of Directors of the Issuer.

    On July 22, 2008, the Fund verbally declined the offer of the Board of Directors to appoint Mr. Bronson as one of the five members of the Board of Directors of the Issuer.

   The Fund believes that the Board of Directors has failed to act in the best interests of the shareholders of the Issuer and that the current expenditures of the Issuer to maintain its limited operations are excessive. Accordingly, the Fund is in the process of exploring its options to carry out its proposals as set forth in its prior filings. In this regard the Fund may call for a special meeting of shareholders for, among other things, the election of directors. If the Fund takes any action or the Fund's intentions change, the Fund will, among other things, timely file an appropriate amendment to this Schedule 13D.

   The Fund may make further purchases or sales of shares of Common Stock of the Issuer through open market or privately negotiated transactions or otherwise. If the Fund does undertake any of the above described possible actions, the Fund will, among other things, timely file an appropriate amendment to this Schedule 13D.


Item 5. Interest in Securities of the Issuer.

  (a)(b) As of July 22, 2008, the Fund owns 2,589,987 shares of the Issuer's Common Stock, representing approximately 32.5% of the total shares of Common Stock issued and outstanding. The Fund has sole voting and sole dispositive power with respect to the Common Stock owned by the Fund. Pursuant to the Issuer's bylaws, the Fund owns a sufficient amount of shares of the Issuer to call a special meeting of the shareholders of the Issuer.

   (c) Not applicable.

   (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

   (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   None


Item 7. Material to be Filed as Exhibits.

   None


    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 22, 2008

                                              Catalyst Fund, L.P.


                                              /s/ Steven N. Bronson, Member
                                              ---------------------------------
                                              STEVEN N. BRONSON, Member
                                              Catalyst Fund GP, LLC,
                                              its general partner


   Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).